Filed pursuant to Rule 433
August 2, 2006
Relating to
Preliminary Prospectus Supplement dated August 1, 2006 to
Prospectus dated February 1, 2006
Registration Statement No. 333-131464
6.5% Senior Notes Due 2011
Pricing Term Sheet

Issuer:	Steelcase Inc.

Size:	$250,000,000

Maturity:	August 15, 2011

Coupon:	6.5%

Price:	99.715% of face amount

Yield to maturity:	6.567%

Spread to Benchmark Treasury:	1.68%

Benchmark Treasury:	4.875% due 07/11

Benchmark Treasury Price:	99-30 1/4

Benchmark Treasury Yield:	4.887%

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2007

Optional Redemption:	The notes are redeemable at the option of the Company at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points.

Settlement:	T+3; August 7, 2006

CUSIP:	858155AC8
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533 or calling or e-mailing Banc of America Securities LLC at (800) 294-1322 or dg.prospectus_distribution@bofasecurities.com.
Preliminary Prospectus Supplement dated August 1, 2006 and Prospectus dated February 1, 2006